United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Vale informs on the decision of the Minas Gerais State Court

Rio de Janeiro, July 09th, 2019 — Vale S.A. (“Vale”) informs on the decision by the Lower Public Treasury Court of Belo Horizonte (6ª Vara de Fazenda Pública e Autarquias de Belo Horizonte), on July 9th, 2019, within the scope of the lawsuits 5010709-36.2019.8.13.0024 and 5026408-67.2019.8.13.0024 proposed by the State of Minas Gerais and the lawsuits 5044954-73.2019.8.13.0024 and 5087481-40.2019.8.13.0024 proposed by the State Public Prosecutors of Minas Gerais, which declared Vale responsible for reparation of damages caused by the breach of the tailing dam in Córrego do Feijão, in extension and form to be subsequently defined.

The decision acknowledged Vale’s cooperation, including financial ones, with all initiatives requested by authorities during conciliation hearings held with the bodies of the Judicial system, such as Public Defense Office of the State of Minas Gerais and of the Union and the Public Prosecutors Office.

The court maintained R$ 11 billion frozen. However, it authorized the replacement of R$ 5 billion for other financial guarantees, such as bank guarantees, insurance guarantees and/or investments at the disposal of the court, in addition the previously approved replacement of R$ 500 million. Furthermore, the request for suspension of activities and the judicial intervention of Vale were denied, as there are sufficient guarantees to compensate for the damages.

Vale reaffirms its total commitment to the prompt and fair reparation of damages caused to the families, to the infrastructure of communities and to the environment.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Julio Molina: julio.molina@vale.com

Luiza Caetano: luiza.caetano@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Director of Investor Relations
Date: July 9th, 2019